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SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer pursuant to Rule 13-a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of November, 2010	Commission File Number 1-15150

The Dome Tower
Suite 3000, 333 - 7th Avenue S.W.
Calgary, Alberta
Canada T2P 2Z1

(403) 298-2200

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F	☐	Form 40-F	☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)

Yes	☐	No	☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)

Yes	☐	No	☒

Indicate by check mark whether, by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the securities Exchange Act of 1934.

Yes	☐	No	☒

 EXHIBIT INDEX

Exhibits	Description
99.1	Enerplus Third Quarter Report for the Period Ending September 30, 2010

 SIGNATURE

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ENERPLUS RESOURCES FUND By EnerMark Inc.
Date: November 12, 2010
	By:	/s/ DAVID A. MCCOY David A. McCoy Vice President, General Counsel & Corporate Secretary

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EXHIBIT INDEX
SIGNATURE